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                                                                       EXHIBIT 8

                   [ARTHUR ANDERSEN LETTERHEAD APPEARS HERE]


                                                          ----------------------
                                                           Arthur Andersen LLP

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May 29, 1998                                              Suite 1300
                                                          711 Louisiana Street
Mr. Larry Kalas                                           Houston, TX 77002-2786
Arch Petroleum, Inc.                                      713-237-2323
777 Taylor Street, Suite II
Fort Worth, Texas 76102

Dear Mr. Kalas:

You have requested our opinion as to certain U.S. federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the draft Agreement and Plan of Merger (the "Agreement"), dated May 28, 1998 (anticipated to be executed on May 28, 1998) among Pogo Producing Company, a Delaware corporation ("Pogo"), Alphac, Inc., a Delaware corporation and direct wholly owned subsidiary of Pogo ("Sub") and Arch Petroleum, Inc., a Delaware corporation ("Arch"). Pursuant to the terms of the Agreement and at the Effective Time, Sub will merge with and into Arch, with Arch continuing as the surviving corporation. At the Effective Time, (i) each share of Arch Common Stock will be converted into 0.09615 of a share of Pogo Common Stock as more fully discussed in Section 2.1(c) of the Agreement, (ii) each share of Convertible Preferred Stock will be converted into 0.9615 of a share of Pogo Common Stock as more fully discussed in Section 2.1(d) of the Agreement, (iii) the Notes will be converted into Pogo Common Stock as more fully discussed in
Section 2.3(a) of the Agreement, and (iv) the Certificate of Incorporation and Bylaws of Sub shall be the Certificate of Incorporation and Bylaws of Arch. This opinion is being rendered pursuant to Section 6.3(c) of the Agreement.

Terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

We have not considered any nonincome tax, state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the merger by the applicable authorities on any nonincome tax or any state, local or foreign tax issues. We also express no opinion on nontax issues, such as corporate law or securities law matters, including, but not limited to, all securities law disclosure requirements.

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Agreement, including all attachments thereto. We have also relied on additional representations made by the management of Pogo, Sub, and Arch. We have assumed that these facts, information, assumptions and representations are complete and accurate and have not independently audited or otherwise verified any of these facts,


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Mr. Larry Kalas    [ARTHUR ANDERSEN LETTERHEAD APPEARS HERE]
Page 2
May 29, 1998

information, assumptions or representations. We have also assumed authenticity of original documents, the accuracy of copies and the genuineness of signatures.

A misstatement or omission of any fact or a change or amendment in any of the facts, information, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

Our opinion is as of May 29, 1998. Pursuant to the Agreement we will update this opinion, if necessary, as of the Closing Date. Any change or amendment in any of the facts, information, assumptions or representations we have relied upon as of May 29, 1998 may require a modification of all or a part of this opinion as of the Closing Date. We have no other responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, information, assumptions or representations occurring after the Closing Date.

The conclusions set forth below are based upon the Code, the Treasury Regulations, and existing administrative and judicial interpretations thereof as of May 29, 1998, all of which are subject to change. All section references are to the Code unless otherwise stated. If there is a change, including a change having a retroactive effect, in the Code, the Treasury Regulations or public rulings thereunder, the current Internal Revenue Service (the "Service") rulings or releases, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for events, transactions, changes in the above-listed law and authority or circumstances occurring after the Closing Date.

This opinion is solely for the benefit of Arch and is not intended to be relied upon by anyone other than Arch. Although you do hereby have our express consent to inform Pogo and Sub of our opinion by including copies of this letter as an exhibit to the Agreement and Plan of Merger and as an exhibit in the Registration Statement on Form S-4 of Pogo (the "Registration Statement") and by making reference to us and our opinion in the Proxy Statement forming a part of the Registration Statement, we assume no responsibility for any tax consequences to them. Instead, each of these parties should consult and rely upon the advice of his/her counsel, accountant or other tax advisor. Except to the extent expressly permitted hereby, and without the prior written consent of this firm, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity.

We are of the opinion, based upon our interpretation of the Code, the Treasury regulations, existing administrative and judicial interpretations thereof and the foregoing facts, information, assumptions and representations, all assumed to be accurate as of the date hereof, that, for U.S. federal income tax purposes:

     (i) The Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

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Mr. Larry Kalas    [ARTHUR ANDERSEN LETTERHEAD APPEARS HERE]
Page 3
May 29, 1998


     (ii) Pogo, Sub and Arch will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     (iii) No gain or loss will be recognized by Arch, Pogo or Sub (other than possibly cancellation of indebtedness to Arch upon the exchange of the Notes for Pogo Common Stock).

     (iv) No gain or loss will be recognized by the stockholders of Arch upon the exchange of their shares solely for shares of Pogo Common Stock pursuant to the Merger (except with respect to any cash received in lieu of fractional shares or any cash received by holders of Arch Convertible Preferred Stock pursuant to Section 2.1(d) of the Agreement).

This opinion is not binding on the Service or the courts. There can be no assurance that the Service or the courts will not take positions contrary to the position expressed herein. The opinion expressed herein reflects our assessment of the outcome of any litigation and other adversarial proceedings based solely on an analysis of the existing U.S. federal income tax authorities relating to the issues.


Very truly yours,

/s/ Arthur Andersen LLP